UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File No. 333-267724) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Pursuant to Rule 416(b) under the Securities Act of 1933, as amended, the number of undistributed Class A ordinary shares, par value $0.002 of Cazoo deemed to be covered by each of the registration statements will be proportionately reduced to a number of Class A ordinary shares, par value $0.20 of Cazoo giving effect to the reverse stock split at the ratio of 1-for-100.

EXHIBITS

Exhibit Number	Exhibit Description
99.1	Cazoo Announces Reverse Stock Split and Increase in Authorized Share Capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: December 5, 2023	By:	/s/ Paul Woolf
Paul Woolf
Chief Financial Officer

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